Mail Stop 3561

June 13, 2008

Mr. Tao Li
Chief Executive Officer
China Green Agriculture, Inc.
3rd Floor, Borough A, Block A No. 181, South Taibai Road
Shaanxi Province, People's Republic of China 710065

Re: China Green Agriculture, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-149135
Filed on May 19, 2008

Dear Mr. Li,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We refer to your counsel's conversation with the staff on June 9, 2008. Although we note that your shares will be offered at market price, please revise the registration statement cover page and the prospectus cover page to reflect your stock price as of the most recent trading date.

2. Please make revisions throughout the prospectus to clarify that your shares will be offered at the market.

3. Please provide the market information required by Item 201(a) of Regulation S-K.

4. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

5. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Calculation of Registration Fee

6. It appears that footnote (2) relates to the amount of securities to be registered rather than the proposed maximum offering price. Please revise the table accordingly.

The Company, page 7

7. We note your disclosures in response to prior comment 3. Please also expand to disclose that for accounting purposes, the acquisition of Techteam occurred on August 24, 2007, the date you obtained effective control of Techteam's operations.

8. We note your response to prior comment 4 and refer to the second-to-last full paragraph on page 8. Please revise to identify the Techteam shareholders at the time of the share exchange. While your disclosure consistently refers to the "Techteam shareholders", only Mr. Li received the opportunity to acquire shares under the Call Option Agreement. It is unclear whether there were other stockholders and what, if any, consideration was received and retained by them in exchange for their shares.

9. Please revise the first sentence of the second-to-last full paragraph to clarify that at the time Mr. Li entered the Call Option Agreement he was not guaranteed to receive any shares of China Green's common stock because the shares were subject to numerous contingencies.

Our sales have seasonal variations and adverse weather conditions could reduce demand for our products, page 14

10. We note your response to prior comment 6. Please explain how you calculated "average revenues in fiscal 2007." Is this figure the average monthly revenues for 2007?

11. You indicate that your sales have deviated from the average by up to 30%. Please revise to state whether these deviations are upward or downward.

In the event unexpected changes occur…, page 17

12. It appears that for purposes of Section 4.16, a "material adverse effect" can only be caused by governmental action. Therefore, please revise the second sentence of this section to replace the word "something" with the words "governmental action."

Holdback Escrow Agreement, page 29

13. It appears that you have deposited $250,000 in escrow for payment of investor relations fees. These funds appear to exceed the amount required to pay your annual fees under the investor relations agreement. Please explain when the excess investor relations fees will be released from escrow.

Liquidity and Capital Resources, page 44

14. We note the final sentence of the second paragraph of this section. Please revise to refer to this "prospectus" rather than this "report."

Competitive Advantages, page 65

15. We note your revisions in response to our prior comment 7. Please confirm that you do not believe that your larger competitors have any competitive advantages over you or revise this section to describe your competitors' advantages.

Security Ownership of Certain Beneficial Owners and Management, page 79

16. Please revise item (i) of footnote (4) to clarify that footnote (5) describes the agreement pursuant to which Mr. Li acquires 3,267,840 shares.

China Green Agriculture, Inc.
Financial Statements
Note 1. Organization and Description of Business, page F-4

17. We have reviewed your response to our prior comment 25. However, the financial statements presented in the filing should be those of the registrant. Because the recapitalizations were completed during the periods for which the financial statements have been presented, the audited historical financial statements of the registrant should be those of the operating company. We will not object if you elect to present the unaudited interim financial statements separately from the audited financial statements as you have done in this filing. However, the audited financial statements and the accompanying audit report should be reformatted and revised to reflect the recapitalization transactions that have occurred.   Please revise accordingly.

18. Please update the disclosures in Note 2 (Segment Reporting) and Note 6 (Intangible Assets) to be consistent with the added disclosures reflected in the June 30, 2007 audited financial statements made in response to our prior comments 15 and 21, respectively.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director